

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-mail
Carlos Alberini
Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 23, 2012**
> **File No. 333-176767**

Dear Mr. Alberini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 47

1. Please expand footnote (3) on page 48 to disclose, if true, that the accumulated deficit also reflects the payment of $7.0 million in management fees.

Dilution, page 49

2. Please revise your table to distinguish and present a separate line for the amount of the increase in the pro forma net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered as required by Item 506 of Regulation S-K.

Principal and Selling Stockholders, page 127

3. Please identify the natural person(s) with voting and/or investment control over the shares held by Palo Alto Small Cap Master Fund, L.P., Palo Alto Fund II, L.P., and Micro Cap Partners, L.P.   Please also disclose whether such person(s) are a broker-dealer or are affiliated with a broker-dealer.

Financial Statements, page F-1

Note 10 - Pro Forma Equity and Net Income Per Share, page F-50

4. We note you will use $85.7 million of the net offering proceeds to repay your revolving line of credit and term loan, and $7 million of the net offering proceeds will be used to pay a management fee. We further note that the pro forma as adjusted capitalization table on page 47 discloses a total reduction in your revolving line of credit and term loan of approximately $93.2 million. By choosing to use only $85.7 million of the offering proceeds for debt reduction, as opposed to the full amount of the net proceeds, we note you are reflecting less incremental pro forma shares. Please add a footnote disclosing the incremental pro forma share impact had you used the entire amount of offering proceeds for the repayment of your revolving line of credit and term loan. Please also revise footnote 3 on page 54.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
        Morrison & Forester LLP

        Stewart McDowell
        Gibson, Dunn & Crutcher LLP